SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2008

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR ANNOUNCES 3 NEW ROUTES FROM SHANNON

SEATS FOR
ONLY
€13
*
 TO CELEBRATE

Ryanair, Ireland's national airline, today (
Thursday,
19th June 2008) announced that it will launch 3 new routes from Shannon to Gdansk, Katowice and Lodz,
from
 October 2008.

Ryanair's 33
 Shannon routes will deliver over 2 million
 passengers p.
a
.
 to the Mid-West, while supporting more than 2,000 jobs in the region.
Speaking today, Ryanair's Bridget Dowling said:
"Ryanair guarantees the lowest fares to passengers in the Mid-West, and these 3 new routes to Gdansk, Katowice and Lodz will provide passengers in the Mid-West with even greater choice. The new services to Poland which
will operate on a twice weekly basis will
 deliver an additional 90,000 passengers p.a.
 creating
almost 100
jobs in the region.
"
Ryanair
is the only airline which
guarantees no fuel surcharges, and to celebrate
 these 3 new routes
, we are offering seats
from Shannon
for just €13
*
 one way. Passengers should log onto
www.ryanair.com
 immediately, as these seats will sell fast.
"

*includes taxes and charges

Ends.

                   Thursday, 19
th
 June 2008

Bridget Dowling- Ryanair

Pauline McAlester - Murray Consultants
Tel: 00 44 1279 666 214

Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                                                                                       RYANAIR HOLDINGS PLC

Date:  19 June 2008

                                                                                                                        By:___/s/ James Callaghan____

                                                                                                                        James Callaghan
                                                                                                                        Company Secretary & Finance Director